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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13d-101)

    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
             AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)




                                 Terabeam, Inc.
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                                (Name of Issuer)


                                  Common Stock
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                         (Title of Class of Securities)

                                    88077B108
                     -------------------------------------

                                 (CUSIP Number)

         Lloyd I. Miller, III, 4550 Gordon Drive, Naples, Florida, 34102
                             (Tel.) (239) 262-8577
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           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 April 10, 2007
                     -------------------------------------
                  (Date of Event which Requires Filing of this
                                   Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [X].

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                                Page 1 of 5 pages

----------------
         (1) The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP NO. 88077B108                   13D                           PAGE 2 OF 5


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1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Lloyd I. Miller, III                                          ###-##-####
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (A)  [ ]
                                                                    (B)  [ ]
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3    SEC USE ONLY

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4    SOURCE OF FUNDS*
     PF-AF-OO
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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR  2(e)                                                 [ ]

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6    CITIZENSHIP OR PLACE OF ORGANIZATION
     United States
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                            7    SOLE VOTING POWER
      NUMBER OF                  893,866
       SHARES               ----------------------------------------------------
    BENEFICIALLY            8    SHARED VOTING POWER
      OWNED BY                   467,234
        EACH                ----------------------------------------------------
      REPORTING             9    SOLE DISPOSITIVE POWER
       PERSON                    893,866
        WITH                ----------------------------------------------------
                            10   SHARED DISPOSITIVE POWER
                                 467,234
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,361,100
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                         [ ]
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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     6.3%
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14   TYPE OF REPORTING PERSON*
     IA-OO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
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                                                                     Page 3 0f 5

                         ORIGINAL REPORT ON SCHEDULE 13D

ITEM 1.  SECURITY AND ISSUER

     This statement relates to the Common Stock, par value $0.01 per share (the "Shares") of Terabeam, Inc. (the "Company"). The Company has its principal executive offices at 2115 O'Nel Drive, San Jose, California, 95131.

ITEM 2.  IDENTITY AND BACKGROUND

     This statement is filed by Lloyd I. Miller, III ("Miller" or the "Reporting Person"). Miller's principal business address is 4550 Gordon Drive, Naples, Florida 34102. Miller's principal occupation is investing assets held by or on behalf of his family. During the past five years, Miller has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and has not been a party to civil proceedings of a judicial or administrative body of competent jurisdiction as a result of which Miller was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Miller is a United States citizen.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATIONS

     Miller is an investment advisor to the trustee of Trust A-4. Trust A-4 was created pursuant to a Declaratory Judgment, signed by the Honorable Wayne F. Wilke for the Court of Common Pleas, Probate Division, Hamilton County, Ohio, on October 27, 1992, pursuant to which Trust A was split into four separate trusts. Trust A was created pursuant to an Amended and Restated Trust Agreement, dated September 20, 1983 (the "Trust Agreement"). Miller was named as the advisor to PNC Bank, Ohio, N.A. (formerly The Central Trust Company, N.A., Cincinnati,
Ohio), the trustee named in the Trust Agreement. All of the Shares Miller is deemed to beneficially own as the advisor to the trustee of Trust A-4 were purchased by funds generated and held by Trust A-4. The aggregate amount of funds used for the purchase of the Shares in Trust A-4 was $926,471.53.

     Miller is the manager of Milfam LLC, an Ohio limited liability company established pursuant to the Operating Agreement of Milfam LLC, dated as of December 10, 1996. Milfam LLC is the general partner of Milfam II L.P., a Georgia limited partnership established pursuant to the Partnership Agreement for Milfam II L.P., dated December 11, 1996. All of the Shares Miller is deemed to beneficially own as the manager of the general partner of Milfam II L.P. were purchased with money contributed to Milfam II L.P. by its partners, or money generated and held by Milfam II L.P. The aggregate purchase price for the Shares in Milfam II L.P. was $1,793,130.80.

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                                                                     Page 4 of 5

ITEM 4.  PURPOSE OF THE TRANSACTION

     The purpose of this Schedule 13D is to report that Miller recommended to the Board of Directors of the Company that Mr. Alan B. Howe be nominated to the Board of Directors of the Company. The Company reported this fact in its
Schedule 14A filed with the SEC on April 13, 2007 and also reported that Mr. Howe has been nominated for election as a new director of the Company. In connection with this filing, Mr. Miller would like to acknowledge his appreciation and support of the Company in nominating Mr. Howe as a new director of the Company. Mr. Miller has been purchasing shares in the Company in the ordinary course of his business as an investor and except as described above in this Item 4 and herein, Miller does not have any plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (j) of Item 4 of Schedule 13D. Miller reserves the right to change plans and take any and all actions that Miller may deem appropriate to maximize the value of his investments, including, among other things, (a) purchasing or otherwise acquiring additional securities of the Company, (b) selling or otherwise disposing of any securities of the Company beneficially owned by him, in each case in the open market or in privately negotiated transactions, or (c) taking actions regarding the Company or its securities to the extent deemed advisable by Mr. Miller in light of his general investment policies, market conditions, subsequent developments affecting the Company and the general business and future prospects of the Company.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

     (a) Miller may be deemed to beneficially own 1,361,100 Shares (6.3% of the outstanding Shares, based on 21,554,369 Shares outstanding pursuant to the Company's Annual Report on Form 10-K filed on March 30, 2007). As of the date hereof, 467,234 of such beneficially owned Shares are owned of record by Trust A-4; and 893,866 of such beneficially owned Shares are owned of record by Milfam II L.P.

     (b) Miller may be deemed to have shared voting and dispositive power for all such shares held of record by Trust A-4. Miller may be deemed to have sole voting and dispositive power for all such shares held of record by Milfam II L.P.

     (c) Not Applicable.

     (d) Persons other than Miller have the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, the reported securities.

     (e) Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Not Applicable.


ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS:

         Not Applicable.



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                                                                    Page 5 of 5

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Dated:  April 20, 2007

                                          By: /s/ Lloyd I. Miller, III
                                              ----------------------------------
                                              Lloyd I. Miller, III